Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 25, 2010, with respect to the consolidated balance sheet of Keryx Biopharmaceuticals, Inc. and Subsidiaries, as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2009, which report expresses an unqualified opinion, appearing in the Annual Report on Form 10-K of Keryx Biopharmaceuticals, Inc. for the year ended December 31, 2009. We also hereby consent to the reference to our firm under the heading “Experts” in the prospectus, which is a part of this registration statement.

/s/ UHY LLP

New York, New York
January 3, 2011